SolarMax Technology, Inc.

1080 12th Street

Riverside, California 92507

August 12, 2022

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:  Ronald (Ron) Alper

Re:	SolarMax Technology, Inc.
Registration Statement on Form S-1 Filed July 19, 2022 File No. 333-266206

Ladies and Gentlemen:

This letter is in response to the letter dated August 3, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to SolarMax Technology, Inc. (the “Company,” “we,” and “our”).  For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 1 (the “Amendment”) is being filed to accompany this letter.

Registration Statement on Form S-1 filed July 19, 2022

Permission required to obtain from Chinese authorities to operate and issuer securities to foreign investors, page 9

1. We reissue comment 3. Please disclose in this section how you determined that you are not required to obtain any permissions or approvals from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. We note the supplemental response that you are relying upon the opinion of counsel. Please identify counsel in the disclosure in this section and elsewhere and file their consent as an exhibit.

Response: We have added language to state that our belief is based on the opinion of AllBright Law Offices.

Risk Factors, page 16

2. Please expand upon your risk factor on page 38 discussing inflation and supply chain issues to clearly discuss the extent to which your US operations have been affected by inflation and supply chain issues to date. Please also revise to update regarding inflation and supply chain issues to date in 2022.

Response: We expanded the disclosure of inflation and supply chain issues to discuss the impact of inflation and supply chain issues for our US operations, and we also discuss the manner in which these issues are currently affecting our operations in both the United States and China.

Enforceability of Civil Liabilities, page 63

3. Please revise the disclosure in this section and in the risk factor on page 48 to discuss the cost and time constraints associated with enforcing liabilities and judgments in China.

Response: Both the risk factor and the section “Enforceability of Civil Liabilities” have been revised to reflect the cost and time for seeking to enforce liabilities and judgments in China as well as the strong likelihood that the stockholder will not be successful.

Use of Proceeds, page 63

Division of Corporation Finance

August 12, 2022

4. We reissue comment 4. We note your statement that you believe you can pay your debt obligations from funds generated from operations. We note the going concern and the negative cash flow from operations to date. Therefore it is unclear how you believe you can pay your debt obligations from funds generated from operations. In addition, we note the supplemental response states that in the event that you do not have sufficient funds from operation to pay these obligations when due, a portion of the proceeds may be used for such purposes. Please revise this section to clearly disclose that the proceeds may be used for the payment of short term debt. Please clarify the amount allocated to the repayment of debt and to the extent the proceeds may not be sufficient to repay all the debt, please clearly disclose the amount allocated to each debt, for instance the partnership loans. For each debt to be discharged, please set forth the interest rate and maturity of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

Response: The Use of Proceeds section has been revised to specifically itemize the current debt and discuss the extent to which the proceeds of this offering may be used to pay such debt. In addition to the short-term debt, this section itemizes $1,275,000 due to our chief executive officer, our former chief operating officer and one other employee in connection with our purchase of a portion of their stock in 2019, and approximately $0.6 million of deferred compensation due to our former executive vice president pursuant to her severance agreement.

5. We also note that the proceeds to be used for working capital purposes may be used to pay executive compensation. Please disclose the amount that may be used to pay executive compensation.

Response: We have included in the use of proceeds section information as to the current annual compensation for the chief executive officer ($695,564) and chief financial officer ($350,000).

Dilution, page 65

6. Please tell us and further expand your disclosures to describe how you have arrived at the historical negative net tangible book value of $18.2 million and the pro forma net tangible book value of $12.7 million as of March 31, 2022.

Response: We disclose in Dilution the computation of tangible net worth, which is tangible assets less total liabilities before deducting debt discount, and the pro forma net tangible book value is the tangible net worth plus the net proceeds from the offering of $27.3 million, which is $9.1 million.

Management’s Discussion and Analysis, page 65

7. We note the disclosure on page 72 that your business is subject to inflation and supply chain issues. Please expand your disclosure to clarify the impact inflation and supply chain issues have had upon your business and identify the principal factors contributing to the inflationary pressures and supply chain issues the company has experienced. Please also specify whether these factors are known trends, events, and uncertainties that have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Identify actions taken or planned, if any, to mitigate the impact of these factors. Finally, please discuss whether these factors materially affect your outlook or business goals.

Response: We have expanded the disclosure as to the effects of inflation and supply chain issued in both the United States and China and our response to these issues.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Agreements with SPIC, page 69

8. You indicate that you have approximately $4.2 million in receivables from SPIC and project companies as of March 31, 2022 and December 31, 2021. We further note you have not recognized any revenue from your China operations in the three months ended March 31, 2022 and the Hehua project, the most recently completed project in China, was 100% complete by June 30, 2021 as previously disclosed. Please address the following:

•	Please tell us and revise your filing to disclose the material terms of such receivable (e.g. maturity date, extensions granted).

•	Please tell us the facts and circumstances that led the Company to conclude that the balance was still considered collectible.

•	To the extent the Company is aware of any negative trends that may be impacting its ability to collect its SPIC receivables, please revise your filing to disclose such trends in your MD&A. We remind you that your disclosures in your MD&A should provide quantified material trends and known material uncertainties when available so that investors can understand the business through the eyes of management. See Item 303 of Regulation S-K. See also Section 501 of the Financial Reporting Codification.

Division of Corporation Finance

August 12, 2022

Response: We have included language to disclose that these receivables represent the unpaid portion of the equity transfer agreements to sell to SPIC 70% controlling interests in each of the Yilong 2 and Xingren projects as of April 2020 and the Ancha project as of December 2020 and to sell a 100% interest in the Hehua project as of December 2020. SPIC is a large state-owned company in China, and we believe that it has the financial ability to meet its obligations on its contracts, including the contracts for the Yilong 2, Xingren, Ancha and Hehua projects. Collections in China are paper-based, bureaucratic and often require in-person meetings. Travel restrictions in China due to COVID restrictions have prevented the kind of in-person meetings necessary to collect on the receivables from SPIC. Beginning in August 2022, our China personnel has begun in-person collection meetings with SPIC and SPIC has started the payment process. We expect payment on the receivable before September 30, 2022, although we cannot assure you that we will receive the full amount. We do not believe that any reserve against these accounts receivable is required at March 31, 2022. We will continue to evaluate the collectability of these receivables on an ongoing basic in connection with the preparation of our financial statements for each quarter.

Business, page 98

9. We note your response to comment 7. Please revise the disclosure on page 102 to clarify the contingent liability relating to the debt settlement agreement

Response: The contingent liability relates to potential costs incurred by ZHPV prior to our acquisition of ZHPV in connection with a project performed by ZHPV. As of today, no claim has been made for any payment and it is possible that no payment may ever be due. If ZHPV becomes liable for the potential payment obligation, ZHPV will have a claim against Uonome Group equal to the contingent payment obligation. If we never become liable for the potential payment, we will never collect on the contingent receivable.

Notes to Consolidated Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies

Contract Balances, page F-58

10. We note your disclosure that contract assets primarily relate to the Company’s rights to consideration for work completed but not billed at the reporting date, primarily for the solar energy system sales in the United States and that the contract assets are transferred to receivables when the rights become unconditional. We further note that the Company carried approximately $5 million and $5.1 million in unbilled receivables on completed contracts as of March 31, 2022 and December 31, 2021 respectively. Please tell us and revise your filing to further explain the nature of such unbilled receivables and tell us why such unbilled receivables are different from your contract assets.

Response: The section Contract Balances in Note 2 has been expanded to state that unbilled receivables on completed contracts relate to project receivables on the completed solar farm projects in the China segment. The Company’s right to payment on the unbilled receivables becomes unconditional when the Company’s obligations are completed. Unbilled receivables become billed after certain perfunctory administrative procedures are accomplished by both the Company and the purchaser. It is customary in China not to bill receivables until these procedures are accomplished because VAT is due at the time of the billing.

Exhibits

11. We note that the consent of Allbright Law Offices, filed as part of Exhibit 5.2 only consents to being named in the Experts section. Please revise to consent to the quotation or summarization elsewhere in the registration statement.

Response: The AllBright opinion has been refiled and now includes references to other sections in the registration statement.

12. Please revise the filing fee table filed as Exhibit 107 to include the underwriter warrants, including the overallotment.

Response: The fee table has been revised to include the overallotment on the Underwriter warrants.

Division of Corporation Finance

August 12, 2022

If you have any questions, please do not hesitate to call our counsel, Asher S. Levitsky PC of Ellenoff Grossman & Schole LLP at (917) 930-0991.

Very truly yours

/s/ David Hsu
David Hsu, Chief Executive Officer

cc: Asher S. Levitsky PC